EXHIBIT 99.1

For Immediate Release	Date: June 22, 2023
23-50-TR

Trail Operations is First Smelting & Refining Facility Globally to Achieve Zinc Mark Verification

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Teck’s Trail Operations has been awarded the Zinc Mark.

Teck’s Trail Operations is the first stand-alone zinc processing site globally to receive the Zinc Mark. This was achieved using the Copper Mark’s multi-metals approach and assurance framework. To achieve the Zinc Mark, Teck’s Trail Operations was assessed and independently verified against 32 responsible production criteria including greenhouse gas emissions, community health and safety, respect for Indigenous rights and business integrity.

“Zinc has a crucial role to play in global efforts to decarbonize as its primary use in galvanizing steel extends the life of essential infrastructure and clean tech like renewable power and electric vehicles,” said Jonathan Price, CEO, Teck. “It is important to produce zinc sustainably and responsibly, and we’re proud that Trail Operations has been awarded the Zinc Mark.”

The Copper Mark multi-metals approach includes the Zinc Mark as well as Molybdenum Mark and Nickel Mark. Producers of these metals are able to use the Copper Mark assurance framework to achieve their respective “Mark”. The Copper Mark assurance framework aims to promote responsible production practices and demonstrate the industry commitment to the United Nations Sustainable Development Goals.

“We’re delighted that Teck has become the first stand-alone zinc processing site to receive the Zinc Mark. The Copper Mark’s multi-metals approach was developed with the ambition of making more responsibly sourced zinc, molybdenum and nickel available to society. Today’s award testifies to Teck’s commitment to this vision. We are looking forward to continuing our collaboration with Teck to promote sustainable and responsible practices across the zinc value chain,” said Michèle Brülhart, Executive Director of the Copper Mark.

“Since its inception less than six months ago the Zinc Mark has realized clear routes for industry to demonstrate responsibility under a single ESG framework. We applaud Teck for achieving the Zinc Mark, which helps enable responsible sourcing of raw materials used in the green transition,” said Andrew Green, International Zinc Association Executive Director.

Teck’s approach to operating responsibly is underpinned by a long-term sustainability strategy that sets out goals in the areas of Health and Safety, Climate Change, Responsible Production, Our People,

Water, Tailings Management, Communities and Indigenous Peoples, and Biodiversity and Reclamation. Learn more about Teck’s sustainability strategy here.

Teck is one of the world’s largest producers of mined zinc, and Teck’s Trail Operations is one of the world’s largest fully integrated zinc and lead smelting and refining facilities. Teck’s Trail Operations has an extremely low carbon intensity for its product as outlined in a recent report. Teck’s Red Dog Operations is one of the world's largest zinc mines and the largest critical mineral operation in the USA.

This verification by Trail Operations follows Teck’s Highland Valley Copper Operations achieving Canada’s First Copper Mark Verification in 2022.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to our expectations with respect to responsible zinc production, our expectations with respect to maintaining Zinc Mark verification, and our expectations with respect to our long-term sustainability strategy.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, our ability to achieve our sustainability goals and maintain Zinc Mark certification. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on adequate terms, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About The Copper Mark

The Copper Mark is an assurance framework to promote responsible practices and demonstrate the transition minerals industry’s contribution to the United Nations Sustainable Development Goals. The Copper Mark uses a rigorous site-level assessment process to independently verify whether individual copper, nickel, zinc and/or molybdenum producing sites have responsible production practices. Over 25% of globally mined copper is currently produced by Copper Mark-assured sites.

The Copper Mark was built on a genuine commitment of the copper industry to responsible production, and the framework has since expanded to allow participation by nickel, zinc and molybdenum producers. The Copper Mark framework involves a robust three-year re-evaluation process at site-level for participants. Participants commit to continual improvement, building the management systems necessary to ensure ongoing legal compliance. https://coppermark.org/

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About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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